SECOND AMENDMENT

TO SUBADVISORY AGREEMENT

THIS AMENDMENT effective as of the 1st day of January, 2010 amends that certain Subadvisory Agreement effective October 21, 2004, as amended as of September 1, 2006 (the “Agreement”), among Virtus Equity Trust (the “Fund”), a Delaware statutory trust on behalf of its series Virtus Mid-Cap Value Fund (formerly known as Phoenix Mid-Cap Value Fund) (the “Series”), Virtus Investment Advisers, Inc. (formerly known as Phoenix Investment Counsel, Inc.), a Massachusetts corporation (the “Adviser”) and Sasco Capital, Inc., a Connecticut corporation (the “Subadviser”) as follows:

1.	All references to Phoenix Investment Counsel, Inc. are hereby deleted from the Agreement and Virtus Investment Advisers, Inc. is substituted in its place.

2.	All references to Phoenix Equity Trust are hereby deleted from the Agreement and Virtus Equity Trust is substituted in its place.

3.	The name of the Series party to this Agreement has been changed as follows: Phoenix Mid-Cap Value Fund is now Virtus

Mid-Cap Value Fund.

4.	Schedule C to the Agreement is hereby deleted and Schedule C attached hereto is substituted in its place to reflect changes in Virtus Mid-Cap Value Fund’s investment subadvisory fee.

5.	Except as expressly amended hereby, all provisions of the Agreement shall remain in full force and effect and are unchanged in all other respects. All capitalized terms used but not defined herein shall have such meanings as ascribed thereto in the Agreement.

6.	This Agreement may be executed in any number of counterparts (including executed counterparts delivered and exchanged by facsimile transmission) with the same effect as if all signing parties had originally signed the same document, and all counterparts shall be construed together and shall constitute the same instrument. For all purposes, signatures delivered and exchanged by facsimile transmission shall be binding and effective to the same extent as original signatures.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto intending to be legally bound have caused this Agreement to be executed by their duly authorized officers.

VIRTUS EQUITY TRUST

By:	/s/ George R. Aylward
Name:	George R. Aylward
Title:	President

VIRTUS INVESTMENT ADVISERS, INC.

By:	/s/ Frank G. Waltman
Name:	Frank G. Waltman
Title:	Senior Vice President

ACCEPTED:

Sasco Capital, Inc.

By:	/s/ Hoda Bibi
Name:	Hoda Bibi
Title:	Managing Director & CCO

SCHEDULE C

SUBADVISORY FEE

(a) For services provided to the Fund, the Adviser will pay to the Subadviser, a fee, payable in arrears, at the annual rate. The fees shall be prorated for any month during which this agreement is in effect for only a portion of the month. In computing the fee to be paid to the Subadviser, the net asset value of the Fund and each Series shall be valued as set forth in the then current registration statement of the Fund.

(b) The fee to be paid to the Subadviser is to be 47.50% of the net advisory fee. For this purpose, the “net advisory fee” means the advisory fee paid to the Adviser after accounting for any applicable fee waiver and/or expense limitation agreement, which shall not include reimbursement of the Adviser for any expenses or recapture of prior waivers. In the event that the Adviser waives its entire fee and also assumes expenses of the Fund pursuant to an applicable expense limitation agreement, the Subadviser will similarly waive its entire fee and will share in the expense assumption by contributing 47.50% of the assumed amount. However, because the Subadviser shares the fee waiver and/or expense assumption with the Adviser, if during the term of this Agreement the Adviser later recaptures some or all of the fees so waived or expenses so assumed by the Adviser and the Subadviser together, the Adviser shall pay to the Subadviser 47.50% of the amount recaptured.